NEXPOINT REAL ESTATE STRATEGIES FUND
Supplement dated August 28, 2026 to the Prospectus
for NexPoint Real Estate Strategies Fund (the “Fund”),
dated April 30, 2026, as supplemented from time to time
This supplement provides new and additional information beyond that contained in the Prospectus and should be read in conjunction with the Prospectus. Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the Prospectus.
Effective immediately, the sub‑sections entitled “Fees and Fund Expenses” and “Example” on page 15 of the Prospectus are hereby deleted in their entirety and replaced with the following:
FEES AND FUND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly.

Class A Shares	Class C Shares	Class Z Shares

Shareholder Transaction Expenses

Maximum Sales Load (as a percent of offering price)[1]	5.75%	None	None

Contingent Deferred Sales Charge[2]	1.00%	1.00%	None

Exchange Fee	None	None	None

Annual Expenses (as a percentage of net assets attributable to shares)

Management Fees	1.25%	1.25%	1.25%

Interest Payments on Borrowed Funds[3]	0.47%	0.47%	0.47%

Dividends and Fees on Securities Sold Short	0.56%	0.56%	0.56%

Other Expenses[3]	1.88%	1.88%	1.88%

Distribution Fee[4]	None	0.75%	None

Shareholder Servicing Fee[5]	0.25%	0.25%	None

Total Annual Expenses	4.41%	5.16%	4.16%

Fee Waiver and Reimbursement[6]	1.45%	1.45%	1.45%

Total Annual Expenses (after fee waiver and reimbursement)[7]	2.96%	3.71%	2.71%

1.
A portion of the sales load payable on Class A shares will be a reallowance to participating broker-dealers (see page 77 of this Prospectus). In addition, up to 0.75% of this sales load will be paid to the Fund’s Distributor. There are no sales loads on reinvested distributions. The Fund reserves the right to waive broker commissions.

2.
Class A shares purchased without an initial sales charge in accounts aggregating $500,000 or more may be subject to a 1.00% CDSC on shares redeemed during the first 18 months after their purchase. Class C shares are subject to a 1.00% CDSC for redemptions of shares within 18 months after their purchase.

3.
As of December 31, 2025, the Fund employed leverage in an amount equal to approximately 1% of net assets. The Fund may employ leverage going forward. This variable rate is based on current interest rates under the Fund’s committed facility and is subject to change. The interest rate will increase in rising interest rate environments and, therefore, the actual interest rate expense borne by Fund shareholders will increase over time in a rising interest rate environment. While the Fund has no present intention to issue preferred shares within the next twelve months, if an attractive preferred shares financing opportunity were to come to the Fund’s attention during that period, the Fund may consider that opportunity. See “Principal Risks of the Fund — Leverage Risk” in the Prospectus for a brief description of the Fund’s Repurchase Agreement with Mizuho.

4.
Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares, and is payable on a quarterly basis. These Distribution fees may be paid to broker or Financial Intermediaries as compensation to sell Fund shares. Class A and Class Z shares are not subject to a Distribution Fee. See “Plan of Distribution.”

5.
Shareholder Servicing Fees may be used to compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Please refer to page 79 of this Prospectus for information.

6.
The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including organizational and offering expenses, but excluding distribution fees, interest, dividend expenses on short sales, brokerage commissions and other transaction costs, acquired fund fees and expenses, taxes, expenses payable by the Fund for third party administration services, litigation expenses and extraordinary expenses), to the extent that they exceed 1.75% per annum of the Fund’s average Daily Gross Assets (the “Expense Limitation”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio would be higher and could exceed the Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Adviser is entitled to recoup from the Fund the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund in order to permit the Fund to be declared effective by the SEC and to commence operations) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any Expense Limitation in effect at the time of recoupment. The Expense Limitation Agreement will remain in effect until at least May 1, 2027 unless and until the Board approves its modification or termination. The Expense Limitation Agreement may not be amended or terminated unless approved by the Board. See “Management of the Fund.” “Fee Waiver and Reimbursement” have been restated from fiscal year amounts to reflect current fees and expenses.

7.
The value included in the “Total Annual Expenses” line item corresponds to the Expense Limitation pursuant to the Expense Limitation Agreement. The value in the “Fees and Fund Expenses” table is presented as a percentage of net assets, while the Expense Limitation, pursuant to the Expense Limitation Agreement, is calculated based on average Daily Gross Assets, but converted and expressed as a percentage of net assets for purposes of the fees and fund expenses table presentation. “Total Annual Expenses (after fee waiver and reimbursement)” have been restated from fiscal year amounts to reflect current fees and expenses.

The Fees and Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in the “Plan of Distribution — Purchasing Shares” section of this Prospectus. More information about management fees, fee waivers and other expenses is available in the “Management of the Fund” section of this Prospectus.
EXAMPLE
The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example reflects total annual expenses after fee waivers and expense reimbursements for the one‑year period and the first year of the three-, five-, and ten‑year periods:

Example	1 Year	3 Years	5 Years	10 Years
Class A Shares	$86	$171	$257	$478
Class C Shares
If you do not sell your shares	$37	$142	$246	$504
If you sold all of your shares at the end of the period	$47	$142	$246	$504
Class Z Shares	$27	$113	$201	$425

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.
If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by SS&C, currently $10.00. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. There can be no assurance that the Expense Limitation Agreement will be renewed. In the event the Expense Limitation Agreement is terminated by either party, investors will likely bear higher expenses.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH
THE FUND’S PROSPECTUS FOR FUTURE REFERENCE.
NRES-SUPP1-0826